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Member Board Of Trustees at American Kidney Fund

Potomac, Maryland, United States · Contact info

500+ connections

SHRM

The George Washington University

Experience

Chief Financial Officer
SHRM · Full-time
Sep 2021 – Present · 4 mos
Alexandria, Virginia, United States

Chief Financial Officer
Catholic Charities USA
May 2017 – Sep 2021 · 4 yrs 5 mos
Washington D.C. Metro Area

Chief Operating Officer
Watkins Meegan LLC
2007 – 2014 · 7 yrs
Washington D.C. Metro Area

CFO
Sceptor Industries Inc
2005 – 2007 · 2 yrs
Kansas City, Missouri Area

Managed the IPO process, wrote the S1 registration statement, installed a new accounting system, became Sarbanes Oxley compliant, worked on two acquisitions pre-IPO, got 3 prior years audited for the registration statement, installed equity edge for the stock option plan, managed all day-to-day accounting, finance, budgeting, projections, legal and rep(...see more

CFO
Pace Global Energy
1998 – 2004 · 6 yrs
Washington D.C. Metro Area

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Education

The George Washington University
MBA, Finance, General

MBA

The Johns Hopkins University
Former Adjunct Professor of Finance 2009 - 2012, Taught M&A for the MBA Program and Finance for the Masters of Biotechnology

 **University of Maryland**
BS, Accounting

BS Accounting

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Licenses & certifications

 **Certified Management Accountant**
IMA | Institute of Management Accountants

 **Certified Public Accountant**
AICPA

 **Chartered Global Management Accountant**
AICPA

Volunteer experience

 **Board Member, Audit Committee Chairman**
American Kidney Fund
Oct 2019 – Present · 2 yrs 3 mos
Health

Election to the Board was confirmed on October 14, 2019. My term officially begins in March 5, 2020. I look forward to working with AKF in achieving their vision of, "...a world without kidney disease..." and supporting their mission of, "fighting kidney disease and helping people live healthier lives--from prevention through post-transplant living." This disease effects over 37 million Americans and AKF has been fighting the fight for almost 50-years. It is one of the top rated charities in the U.S. providing 97cents on every dollar donated to programs, not overhead. AKF has a 4 star rating with Charity Navigator and a Platinum Seal of Transparency with GuideStar.

 **Corporate Advisory Council Member**
The George Washington University
Jul 2019 – Present · 2 yrs 6 mos
Education

Corporate Council Advisor to the Dean of the School of Business at George Washington University.

 **Board of Directors and Member of the Audit Committee**
Maryland Association of CPAs
Jun 2013 – May 2017 · 4 yrs
Education

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